                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                              AMENDMENT NO. 1 TO

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                MBf USA, Inc.

                              (Name of Issuer)


                        Common Stock, $.01 par value

                       (Title of Class of Securities)


                                55262 R 206

                               (CUSIP Number)


                                Lew Kwong Ann
                       500 Park Boulevard, Suite 1260
                           Itasca, Illinois 60143
                               (630) 285-9191

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                               March 31, 1998

           (Date of Event which Requires of Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ]

Check the following box if a fee is being paid with this statement:  [  ]

CUSIP NO. (55262 R 206)                                        Page 2 of 7 pages



     1) Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

          Wembley Rubber Products (M) Sdn. Bhd.



     2)   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)  [  ]

          (b)  [  ]



     3)   SEC Use Only



     4)   Source of Funds: WC



     5)   Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)  [   ]



     6)   Citizenship or Place of Organization:  Malaysia

CUSIP NO. (55262 R 206)                                        Page 3 of 7 pages


Number of Shares        (7)  Sole Voting Power                  3,752,538 (1)

Beneficially Owned
by Each Reporting       (8)  Shared Voting Power                0

Person With
                        (9)  Sole Dispositive Power             3,752,538 (1)


                        (10) Shared Dispositive Power           0

___________________________
     (1)Represents 1,252,538 shares of Class A Common Stock of the Issuer which are convertible into Common Stock on a one-for-one basis and 2,500,000 shares of Common Stock owned directly.

CUSIP NO. (55262 R 206)                                        Page 4 of 7 pages




     11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
3,752,538



     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]



     13)  Percent of Class Represented by Amount in Row (11):  55.1%(2)



     14)  Type of Reporting Person (See Instructions):  CO


___________________________
     (2)This percentage is based upon the conversion of all 1,252,538 shares of Class A Common Stock into Common Stock and the issuance of an additional 2,500,000 shares of Common Stock by the Issuer in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation S thereunder.

CUSIP NO. (55262 R 206)                                        Page 5 of 7 pages



ITEM 1.   SECURITY AND ISSUER.

     The title of the class of equity securities to which this statement relates is shares of Common Stock, $.01 per Share par value, of MBf USA, Inc. (the "Issuer").

     The name and address of principal executive offices of the Issuer are:

          MBf USA, Inc.
          500 Park Blvd., Suite 1260
          Itasca, Illinois  60143


ITEM 2.   IDENTITY AND BACKGROUND.

     (a)  Name:              Wembley Rubber Products (M) Sdn. Bhd.

     (b)  Business Address:  28th Floor, Wisma Denmark, 86
                             Jalan Ampang, 50450
                             Kuala Lumpur, Malaysia

     (c) Wembley Rubber Products (M) Sdn. Bhd. ("Wembley") designs, develops, manufacturers and sells various types of gloves for use in the medical field and other contamination control industries.

     (d) During the last five years, Wembley was not convicted in a criminal proceeding.

     (e) During the last five years, Wembley Rubber Products (M) Sdn. Bhd. was not a party to a civil proceeding of any judicial or administrative body which resulted in a judgment or order relating to a violation of any federal or state securities laws.

     (f)  Wembley is a Malaysian corporation.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

     Wembley Rubber Products (M) Sdn. Bhd. has paid a total of $13,012,685 for its investment in the Issuer's Common Stock. The source of funds was available working capital.

ITEM 4.   PURPOSE OF TRANSACTION.

     Wembley has acquired the Issuer's Common Stock with an investment intent; however, Wembley may effect such changes in the Company's Board of Directors as it sees fit.

CUSIP NO. (55262 R 206)                                        Page 6 of 7 pages



ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Wembley Rubber Products (M) Sdn. Bhd. beneficially owns 3,752,538 Shares, or 55.1%(3) of the Issuer's issued and outstanding Common Stock. Wembley Rubber Products (M) Sdn. Bhd. has sole power to vote and to dispose of all of these Shares.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Pursuant to a Supply Agreement between Wembley and American Health Products Corporation ("AHPC"), a subsidiary of the Issuer, Wembley supplies approximately 40% of AHPC's latex glove inventory.

     In connection with a Sale and Purchase Agreement dated May 20, 1997 between MBf International Limited and Wembley (the "Agreement"), Wembley purchased 1,252,538 shares of Class A Common Stock (the "Class A Shares"), representing all of the Issuer's authorized Class A Shares. The Class A Shares are convertible into Common Stock on a one-for-one basis.

     The Agreement requires that the Issuer appoint two representatives of Wembley as Class A directors of the Issuer upon execution of the Agreement and four additional Wembley representatives as additional Class A directors after completion of all conditions under the Agreement. All then sitting Class A directors of the Issuer, except Edward J. Marteka, would resign their positions with the Issuer upon completion of the Agreement Loi Heng Sewn shall be appointed a Class B director.

     On March 31, 1998, MBf International Limited entered into a Call and Put Option Agreement with Wembley granting an option to Wembley (the "Call Option") to purchase up to 50% of the Issuer's Common Stock owned by MBf International for a one year period beginning on March 31, 1999. In addition, Wembley has granted an option to MBf International (the "Put Option") to sell up to 1,682,275 shares of Common Stock for a one year period beginning on March 31, 1999. The number of shares subject to the Call Option will be adjusted if MBf International sells any Common Stock pursuant to the Put Option. The Call Option exercise price is $6.00 per share and the Put Option exercise price is $5.00 per share.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Call and Put Option Agreement dated March 31, 1998 between MBf International Limited and Wembley Rubber Products (M) Sdn. Bhd.



_______________________
     (3)This percentage is based upon the conversion of all 1,252,538 shares of Class A Common Stock into Common Stock and the issuance of an additional 2,500,000 shares of Common Stock by the Issuer in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to Regulation S thereunder.

CUSIP NO. (55262 R 206)                                        Page 7 of 7 pages



     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    Wembley Rubber Products (M) Sdn. Bhd.

                                         Lew Kwong Ann

                                    By: /s/ Lew Kwong Ann
                                       ------------------------------------
                                    Its:   Director/Chief Financial Officer


May 8, 1998